UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 22, 2010

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

(630) 623-3000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On January 22, 2010, McDonald's Corporation (the "Company") issued an investor release reporting the Company's results for the fourth quarter and 2009 year-end results. A copy of the related investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. Also filed herewith and incorporated by reference as Exhibit 99.2 is supplemental information for the quarter and year ended December 31, 2009. The information under this Item 2.02, including such Exhibits, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits.*

99.1   Investor Release of McDonald's Corporation issued January 22, 2010:
        McDonald's Delivers Another Year of Strong Results in 2009

99.2   McDonald's Corporation: Supplemental Information, Quarter and Year Ended December 31, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: January 22, 2010

By: /s/ Kevin Ozan

Kevin Ozan
Corporate Senior Vice President –
Controller

Exhibit Index

Exhibit No. 99.1   Investor Release of McDonald's Corporation issued January 22, 2010:
                    McDonald's Delivers Another Year of Strong Results in 2009

Exhibit No. 99.2   McDonald's Corporation: Supplemental Information, Quarter and Year Ended December 31, 2009

Exhibit 99.1



FOR IMMEDIATE RELEASE
1/22/10

FOR MORE INFORMATION CONTACT:
Investors: Mary Kay Shaw, 630-623-7559
Media: Heidi Barker, 630-623-3791

McDONALD'S DELIVERS ANOTHER YEAR OF STRONG RESULTS IN 2009

OAK BROOK, IL — McDonald's Corporation today announced strong results for the fourth quarter and year ended December 31, 2009, driven by global comparable sales growth.

"McDonald's 2009 results reflect the broad-based strength of our global business," said McDonald's Chief Executive Officer, Jim Skinner. "Our in-demand food and beverages, unparalleled convenience and superior value at every level of our menu enabled us to serve 60 million customers per day during 2009, up 2 million per day over the prior year. In addition, McDonald's profitability increased as we marked our sixth consecutive year of positive comparable sales in every geographic segment and generated higher global revenues, operating income and earnings per share in constant currencies – all tremendous accomplishments given the tough global economy."

Full year 2009 highlights included:

- Global comparable sales increase of 3.8%, fueled by the U.S. 2.6%, Europe 5.2% and Asia/Pacific, Middle East and Africa 3.4%

- Growth in McDonald's combined operating margin to 30.1%

- Consolidated operating income increase of 6% (10% in constant currencies) over the prior year

- Earnings per share of $4.11, up 9% (13% in constant currencies) over the prior year

- Return of $5.1 billion to shareholders through shares repurchased and dividends paid, bringing the three-year total to $16.6 billion under the Company's $15 billion to $17 billion cash return to shareholders target for 2007 through 2009

Fourth quarter highlights included:

- Global comparable sales increase of 2.3%, with all segments reporting positive results

- Operating income increases in the U.S. 5%, Europe 20% (10% in constant currencies) and Asia/Pacific, Middle East and Africa 51% (28% in constant currencies)

- Earnings per share of $1.11, including an $0.08 per share benefit primarily due to the resolution of certain liabilities retained in connection with the 2007 Latin America developmental license transaction. Currency translation also benefited earnings by $0.07 per share

- On January 21, McDonald's Board of Directors declared a quarterly cash dividend of $0.55 per share of common stock, payable on March 15, 2010 to shareholders of record at the close of business on March 1, 2010

Throughout 2009, McDonald's U.S. sales outpaced the overall quick-service restaurant industry and drove market share increases. In the fourth quarter, U.S. operating income rose as consumers enjoyed core menu favorites, everyday value offerings and new premium products, including McCafé espresso-based coffees and the Angus Third Pounder, and commodity costs eased.

McDonald's Europe delivered strong comparable sales for the fourth quarter against robust prior year results. The U.K., France and Russia led the segment's operating income growth for the quarter. Emphasis on fourth-tier menu development, premium product innovation, daypart expansion and restaurant reimaging continued to provide an appealing restaurant experience and drive market share gains.

In the fourth quarter, Asia/Pacific, Middle East and Africa (APMEA) delivered impressive double-digit operating income growth fueled by results in Australia, expansion in China, and operating efficiencies and lower commodity costs in many markets. Strong execution in convenience, value, core menu and breakfast continued to drive APMEA's performance.

Jim Skinner concluded, "As we begin 2010, McDonald's January global comparable sales trend remains positive. We will continue our fiscal discipline by investing prudently and returning excess cash to shareholders. I am confident that the collective efforts of our franchisees, suppliers and employees will continue to drive value for all stakeholders."

KEY HIGHLIGHTS – CONSOLIDATED
Dollars in millions, except per share data

	Quarters ended December 31,				Years ended December 31,			
	2009	2008	% Inc	% Inc Excluding Currency Translation	2009	2008	% Inc / (Dec)	% Inc Excluding Currency Translation
Revenues	$5,973.4	$5,565.0	7	2	$22,744.7	$23,522.4	(3)	2
Operating income	1,826.3	1,502.2	22	14	6,841.0	6,442.9	6	10
Net income	1,216.8	985.3	23	16	4,551.0	4,313.2	6	9
Earnings per share-diluted*	1.11	0.87	28	20	4.11	3.76	9	13

* 2009 results include a positive impact of $0.07 per share for the quarter and a negative impact of $0.15 per share for the year due to the effect of foreign currency translation.

In addition, the following items impacted the growth in diluted earnings per share for the quarter and year ended December 31, 2009 compared with 2008:

For the quarter ended December 31, 2009:

• $0.08 per share after tax income primarily due to the resolution of certain liabilities retained in connection with the 2007 Latin America developmental license transaction

This item positively impacted the growth in diluted earnings per share for the quarter by 10 percentage points.

For the year ended December 31, 2009:

• $0.08 per share after tax income primarily due to the resolution of certain liabilities retained in connection with the 2007 Latin America developmental license transaction

• $0.05 per share after tax gain related to the sale of the Company's minority interest in Redbox Automated Retail, LLC

For the year ended December 31, 2008:

• $0.09 per share after tax gain on the sale of the Company's minority interest in Pret A Manger

In the aggregate, these items positively impacted the growth in diluted earnings per share for the year by 1 percentage point (no impact on the growth rate in constant currencies).

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Comparable sales represent sales at all restaurants and comparable guest counts represent the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Comparable sales exclude the impact of currency translation. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Management reviews the increase or decrease in comparable sales and comparable guest counts compared with the same period in the prior year to assess business trends. The number of weekdays and weekend days, referred to as the calendar shift/trading day adjustment, can impact our comparable sales and guest counts. In addition, the timing of holidays can impact comparable sales and guest counts.

Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases certain incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.

RELATED COMMUNICATIONS

McDonald's Corporation will broadcast its investor conference call live over the Internet at 10:00 a.m. Central Time on January 22, 2010. A link to the live webcast will be available at www.investor.mcdonalds.com. There will also be an archived webcast and podcast available for a limited time.

See Exhibit 99.2 in the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter and year ended December 31, 2009.

The Company plans to release January 2010 sales information on February 9, 2010.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

3

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data			Inc /(Dec)	
Quarters ended December 31,	2009	2008	$	%
Revenues				
Sales by Company-operated restaurants	$4,030.0	$3,855.0	175.0	5
Revenues from franchised restaurants	1,943.4	1,710.0	233.4	14
TOTAL REVENUES	5,973.4	5,565.0	408.4	7
Operating costs and expenses				
Company-operated restaurant expenses	3,271.6	3,190.9	80.7	3
Franchised restaurants–occupancy expenses	348.4	298.3	50.1	17
Selling, general & administrative expenses	655.8	622.3	33.5	5
Impairment and other charges (credits), net	(62.0)	5.0	(67.0)	n/m
Other operating (income) expense, net	(66.7)	(53.7)	(13.0)	(24)
Total operating costs and expenses	4,147.1	4,062.8	84.3	2
OPERATING INCOME	1,826.3	1,502.2	324.1	22
Interest expense	115.2	116.2	(1.0)	(1)
Nonoperating (income) expense, net	10.1	(11.1)	21.2	n/m
Income before provision for income taxes	1,701.0	1,397.1	303.9	22
Provision for income taxes	484.2	411.8	72.4	18
NET INCOME	$1,216.8	$ 985.3	231.5	23
EARNINGS PER SHARE-DILUTED	$ 1.11	$ 0.87	0.24	28
Weighted average shares outstanding-diluted	1,093.1	1,131.6	(38.5)	(3)

n/m Not meaningful

#

4

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data   **Inc /(Dec)**

Years ended December 31,	2009	2008	$	%
Revenues				
Sales by Company-operated restaurants	$15,458.5	$16,560.9	(1,102.4)	(7)
Revenues from franchised restaurants	7,286.2	6,961.5	324.7	5
TOTAL REVENUES	22,744.7	23,522.4	(777.7)	(3)
Operating costs and expenses				
Company-operated restaurant expenses	12,651.2	13,652.9	(1,001.7)	(7)
Franchised restaurants–occupancy expenses	1,301.7	1,230.3	71.4	6
Selling, general & administrative expenses	2,234.2	2,355.5	(121.3)	(5)
Impairment and other charges (credits), net	(61.1)	6.0	(67.1)	n/m
Other operating (income) expense, net	(222.3)	(165.2)	(57.1)	(35)
Total operating costs and expenses	15,903.7	17,079.5	(1,175.8)	(7)
OPERATING INCOME	6,841.0	6,442.9	398.1	6
Interest expense	473.2	522.6	(49.4)	(9)
Nonoperating (income) expense, net	(24.3)	(77.6)	53.3	69
Gain on sale of investment	(94.9)	(160.1)	65.2	41
Income before provision for income taxes	6,487.0	6,158.0	329.0	5
Provision for income taxes	1,936.0	1,844.8	91.2	5
NET INCOME	$ 4,551.0	$ 4,313.2	237.8	6
EARNINGS PER SHARE-DILUTED	$ 4.11	$ 3.76	0.35	9
Weighted average shares outstanding-diluted	1,107.4	1,146.0	(38.6)	(3)

n/m Not meaningful

#

Exhibit 99.2

McDonald's Corporation
Supplemental Information
Quarter and Year Ended December 31, 2009

Impact of Foreign Currency Translation	1
Net Income and Diluted Earnings per Share	1
Revenues	2
Restaurant Margins	5
Selling, General & Administrative Expenses	7
Impairment and Other Charges (Credits), Net	7
Other Operating (Income) Expense, Net	7
Operating Income	7
Interest Expense	8
Nonoperating (Income) Expense, Net	8
Gain on Sale of Investment	9
Income Taxes	9
Outlook	9
Restaurant Information	10
Risk Factors and Cautionary Statement Regarding Forward-Looking Statements	12

SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to the results of McDonald's Corporation for the fourth quarter and year ended December 31, 2009. This exhibit should be read in conjunction with Exhibit 99.1.

Impact of Foreign Currency Translation

While changes in foreign currency exchange rates affect reported results, McDonald's mitigates exposures, where practical, by financing in local currencies, hedging certain foreign-denominated cash flows, and purchasing goods and services in local currencies. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases certain incentive compensation plans on these results because they believe this better represents the Company's underlying business trends. Results excluding the effect of foreign currency translation (also referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION
Dollars in millions, except per share data

Quarters ended December 31,	2009	2008	Currency Translation Benefit / (Cost) 2009
Revenues	$ 5,973.4	$ 5,565.0	$ 321.3
Company-operated margins	758.4	664.1	42.5
Franchised margins	1,595.0	1,411.7	95.1
Selling, general & administrative expenses	655.8	622.3	(25.9)
Operating income	1,826.3	1,502.2	115.0
Net income	1,216.8	985.3	77.0
Earnings per share – diluted	1.11	0.87	0.07

Years ended December 31,	2009	2008	Currency Translation Benefit / (Cost) 2009
Revenues	$22,744.7	$23,522.4	$(1,340.4)
Company-operated margins	2,807.3	2,908.0	(178.0)
Franchised margins	5,984.5	5,731.2	(176.4)
Selling, general & administrative expenses	2,234.2	2,355.5	75.2
Operating income	6,841.0	6,442.9	(273.4)
Net income	4,551.0	4,313.2	(163.6)
Earnings per share – diluted	4.11	3.76	(0.15)

Foreign currency translation had a positive impact on consolidated operating results for the quarter, primarily driven by the Euro, Australian Dollar and Canadian Dollar. Foreign currency translation had a negative impact on consolidated operating results for the year, primarily driven by the Euro, British Pound, Russian Ruble, Australian Dollar and Canadian Dollar.

Net Income and Diluted Earnings per Share

For the fourth quarter and year ended December 31, 2009, net income was $1,216.8 million and $4,551.0 million, respectively, and diluted earnings per share were $1.11 and $4.11, respectively. Both periods benefited by after tax income of $87.0 million or $0.08 per share primarily due to the resolution of certain liabilities retained in connection with the 2007 Latin America developmental license transaction. Results for the year also benefited by an after tax gain of $58.8 million or $0.05 per share related to the sale of the Company's minority interest in Redbox Automated Retail, LLC (Redbox). In addition, results included a benefit of $0.07 per share for the quarter and a cost of $0.15 per share for the year due to the effect of foreign currency translation.

For the fourth quarter and year ended December 31, 2008, net income was $985.3 million and $4,313.2 million, respectively, and diluted earnings per share were $0.87 and $3.76, respectively. Results for the year benefited by an after tax gain of $109.0 million or $0.09 per share due to the sale of the Company's minority interest in Pret A Manger.

During the fourth quarter 2009, the Company repurchased 7.7 million shares of its stock for $465.1 million, bringing the total repurchases for 2009 to 50.3 million shares or $2.9 billion. During the fourth quarter 2009, the Company paid a quarterly dividend of $0.55 per share or $593.1 million, bringing the total dividends paid for 2009 to $2.2 billion. For the full years 2007, 2008 and 2009 combined, the Company returned $16.6 billion to shareholders under its three-year, $15 billion to $17 billion total cash return plan.

Revenues

Revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales along with minimum rent payments, and initial fees. Revenues from franchised restaurants that are licensed to affiliates and developmental licensees include a royalty based on a percent of sales, and generally include initial fees.

REVENUES
Dollars in millions

Quarters ended December 31,	2009	2008	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$1,043.2	$1,145.8	(9)	(9)
Europe	1,821.4	1,672.0	9	3
APMEA*	972.8	857.7	13	3
Other Countries & Corporate**	192.6	179.5	7	(6)
Total	$4,030.0	$3,855.0	5	(1)
Franchised revenues				
U.S.	$ 930.3	$ 885.3	5	5
Europe	698.5	580.2	20	9
APMEA*	181.3	139.5	30	7
Other Countries & Corporate**	133.3	105.0	27	12
Total	$1,943.4	$1,710.0	14	7
Total revenues				
U.S.	$1,973.5	$2,031.1	(3)	(3)
Europe	2,519.9	2,252.2	12	5
APMEA*	1,154.1	997.2	16	4
Other Countries & Corporate**	325.9	284.5	15	—
Total	$5,973.4	$5,565.0	7	2

Years ended December 31,	2009	2008	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$ 4,295.4	$ 4,635.9	(7)	(7)
Europe	6,720.6	7,424.3	(9)	3
APMEA*	3,713.7	3,659.6	1	5
Other Countries & Corporate**	728.8	841.1	(13)	(7)
Total	$15,458.5	$16,560.9	(7)	—
Franchised revenues				
U.S.	$ 3,648.4	$ 3,442.4	6	6
Europe	2,553.2	2,498.6	2	10
APMEA*	623.3	571.2	9	12
Other Countries & Corporate**	461.3	449.3	3	9
Total	$ 7,286.2	$ 6,961.5	5	8
Total revenues				
U.S.	$ 7,943.8	$ 8,078.3	(2)	(2)
Europe	9,273.8	9,922.9	(7)	5
APMEA*	4,337.0	4,230.8	3	6
Other Countries & Corporate**	1,190.1	1,290.4	(8)	(2)
Total	$22,744.7	$23,522.4	(3)	2

*   APMEA represents Asia/Pacific, Middle East and Africa

**   Other Countries & Corporate represents operations in Canada and Latin America, as well as Corporate activities

The Company continues to optimize its restaurant ownership mix, cash flow and returns through its refranchising strategy. For the full years 2008 and 2009 combined, the Company refranchised about 1,100 restaurants, primarily in its major markets. The shift to a greater percentage of franchised restaurants negatively impacts consolidated revenues as Company-operated sales shift to franchised sales, where the Company receives rent and/or royalties based on a percent of sales. In addition, there is a corresponding decrease in Company-operated margin dollars and an increase in franchised margin dollars. The impact on margin percentages varies based on sales and operating costs of refranchised restaurants.

• *Consolidated:* Revenues increased 7% (2% in constant currencies) for the quarter and decreased 3% (increased 2% in constant currencies) for the year. The constant currency growth for both periods was driven by positive comparable sales and expansion, partly offset by the impact of the refranchising strategy in certain of the Company's major markets. As a result of our refranchising strategy, franchised restaurants represent 81% of Systemwide restaurants at December 31, 2009 compared with 80% at December 31, 2008.

• *U.S.:* The decrease in revenues for the quarter and year was due to the impact of the refranchising strategy, partly offset by an increase in comparable sales for the year. Core products and value offerings as well as new products, including McCafé premium coffees and the Angus Third Pounder, drove comparable sales.

• *Europe:* The constant currency increase in revenues for the quarter and year was primarily driven by comparable sales increases in the U.K., France and Russia (which is entirely Company-operated) as well as expansion in Russia. These increases were partly offset by the impact of the refranchising strategy, primarily in the U.K. and Germany.

• *APMEA:* The constant currency increase in revenues for the quarter and year was primarily driven by comparable sales increases in Australia and most other Asian markets as well as expansion in China, partly offset by negative comparable sales in China.

Comparable sales are a key performance indicator used within the retail industry and are reviewed by management to assess business trends. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed.

COMPARABLE SALES

	% Increase					
	Months Ended December 31, *		Quarters Ended December 31,		Years Ended December 31,**	
	2009	2008	2009	2008	2009	2008
U.S.	1.0	5.0	0.1	5.0	2.6	4.0
Europe	5.1	5.4	4.8	7.6	5.2	8.5
APMEA	1.0	5.7	1.5	10.0	3.4	9.0
Other Countries & Corporate	6.4	10.8	6.8	11.5	5.5	13.0
Total comparable sales	2.7	5.8	2.3	7.2	3.8	6.9

* The number of weekdays and weekend days can impact reported comparable sales. The calendar shift/trading day adjustment varied by area of the world, ranging from 0.0 % to 0.9% in December 2009. In addition, the timing of holidays can impact comparable sales.

** On a consolidated basis, comparable guest counts (the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed) increased 1.4% and 3.1% for the years ended December 31, 2009 and 2008, respectively.

The following tables present Systemwide sales growth rates and franchised sales. Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

SYSTEMWIDE SALES

	Month Ended December 31, 2009		Quarter Ended December 31, 2009		Year Ended December 31, 2009	
	% Inc	% Inc Excluding Currency Translation	% Inc	% Inc Excluding Currency Translation	% Inc / (Dec)	% Inc Excluding Currency Translation
U.S.	2	2	1	1	3	3
Europe	15	7	16	7	(2)	7
APMEA	13	4	16	5	8	7
Other Countries & Corporate	25	8	23	9	—	7
Total	10	4	10	4	2	6

FRANCHISED SALES
Dollars in millions

Quarters ended December 31,	2009	2008	% Inc	% Inc Excluding Currency Translation
U.S.	$ 6,725.9	$ 6,556.7	3	3
Europe	3,964.0	3,299.1	20	9
APMEA	2,711.4	2,310.0	17	5
Other Countries & Corporate	1,658.8	1,326.0	25	11
Total*	$15,060.1	$13,491.8	12	5

* Included $3,175.5 million and $2,828.6 million of sales in 2009 and 2008, respectively, derived from developmental licensee restaurants or foreign affiliated markets where the Company earns a royalty based on sales. The remaining balance of franchised sales is derived from conventional franchised restaurants where the Company earns rent and royalties based on sales.

Years ended December 31,	2009	2008	% Inc	% Inc Excluding Currency Translation
U.S.	$26,737.2	$25,351.6	5	5
Europe	14,572.6	14,282.2	2	10
APMEA	9,870.8	8,894.7	11	8
Other Countries & Corporate	5,747.3	5,603.7	3	9
Total*	$56,927.9	$54,132.2	5	7

* Included $11,702.8 million and $10,931.7 million of sales in 2009 and 2008, respectively, derived from developmental licensee restaurants or foreign affiliated markets where the Company earns a royalty based on sales. The remaining balance of franchised sales is derived from conventional franchised restaurants where the Company earns rent and royalties based on sales.

Restaurant Margins

FRANCHISED AND COMPANY-OPERATED RESTAURANT MARGINS
Dollars in millions

Quarters ended December 31,	Percent		Amount		% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
	2009	2008	2009	2008		
Franchised						
U.S.	82.9	83.6	$ 771.5	$ 739.8	4	4
Europe	78.2	78.4	546.2	454.9	20	8
APMEA	89.4	90.5	162.1	126.2	28	6
Other Countries & Corporate	86.4	86.4	115.2	90.8	27	12
Total	82.1	82.6	$1,595.0	$1,411.7	13	6
Company-operated						
U.S.	20.3	18.8	$ 211.5	$ 215.6	(2)	(2)
Europe	19.2	17.9	350.0	299.5	17	11
APMEA	17.1	14.5	166.5	124.7	34	18
Other Countries & Corporate	15.8	13.6	30.4	24.3	25	9
Total	18.8	17.2	$ 758.4	$ 664.1	14	8

Years ended December 31,	Percent		Amount		% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
	2009	2008	2009	2008		
Franchised						
U.S.	83.1	83.3	$3,030.8	$2,866.8	6	6
Europe	78.3	78.6	1,997.9	1,964.6	2	9
APMEA	89.6	89.6	558.7	511.6	9	12
Other Countries & Corporate	86.1	86.4	397.1	388.2	2	9
Total	82.1	82.3	$5,984.5	$5,731.2	4	7
Company-operated						
U.S.	19.4	18.5	$ 832.4	$ 856.5	(3)	(3)
Europe	18.4	18.0	1,239.7	1,339.7	(7)	4
APMEA	16.8	15.9	624.1	583.5	7	10
Other Countries & Corporate	15.2	15.3	111.1	128.3	(13)	(8)
Total	18.2	17.6	$2,807.3	$2,908.0	(3)	3

- **Franchised:** Franchised margin dollars increased $183.3 million or 13% ($88.2 million or 6% in constant currencies) for the quarter and $253.3 million or 4% ($429.7 million or 7% in constant currencies) for the year. Positive comparable sales and the refranchising strategy were the primary drivers of the constant currency growth in franchised margin dollars in both periods.
    - **U.S.:** The franchised margin percent for the quarter and year declined due to additional depreciation primarily related to the Company's investment in the beverage initiative. Positive comparable sales benefited the franchised margin percent for the year.
    - **Europe:** The franchised margin percent for the quarter and year declined as positive comparable sales were offset by higher occupancy expenses and the refranchising strategy. In addition, the cost of strategic brand and sales building initiatives negatively impacted both periods.
    - **APMEA:** The franchised margin percent for the quarter declined primarily driven by foreign currency translation, mostly due to the stronger Australian dollar.
- **Company-operated:** Company-operated margin dollars increased $94.3 million or 14% ($51.8 million or 8% in constant currencies) for the quarter and decreased $100.7 million or 3% (increased $77.3 million or 3% in constant currencies) for the year. In both periods, the refranchising strategy negatively impacted Company-operated margin dollars and positively impacted Company-operated margin percent.
    - **U.S.:** The Company-operated margin percent increased for the quarter due to lower commodity costs and the impact of the refranchising strategy. The margin percent increased for the year due to positive comparable sales and the impact of the refranchising strategy, partly offset by additional depreciation related to the beverage initiative and higher commodity costs.
    - **Europe:** The Company-operated margin percent increased for the quarter due to positive comparable sales and refranchising, partly offset by higher labor and utility costs. The margin percent increased for the year due to positive comparable sales and refranchising, partly offset by higher commodity and labor costs. While commodity costs decreased for most markets for the quarter, local inflation and the impact of weaker currencies on the cost of certain imported products drove higher costs, primarily in Russia, and negatively impacted the Company-operated margin percent for the quarter and year.
    - **APMEA:** The Company-operated margin percent increased for the quarter and year primarily due to positive comparable sales partly offset by higher labor costs. The quarter also benefited from improved operating efficiencies and lower commodity costs in many markets.

The following table presents margin components as a percent of sales.

CONSOLIDATED COMPANY-OPERATED RESTAURANT EXPENSES AND MARGINS AS A PERCENT OF SALES

	Quarters Ended December 31,		Years Ended December 31,	
	2009	2008	2009	2008
Food & paper	32.6	34.4	33.5	33.7
Payroll & employee benefits	25.8	25.6	25.6	26.0
Occupancy & other operating expenses	22.8	22.8	22.7	22.7
Total expenses	81.2	82.8	81.8	82.4
Company-operated margins	18.8	17.2	18.2	17.6

Selling, General & Administrative Expenses

Years ended December 31,	2009	2008	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
U.S.	$ 750.6	$ 744.7	1	1
Europe	654.8	714.2	(8)	—
APMEA	276.8	300.0	(8)	(5)
Other Countries & Corporate	552.0	596.6	(7)	(7)
Total	$2,234.2	$2,355.5	(5)	(2)

- Selling, general & administrative expenses increased 5% (1% in constant currencies) for the quarter and decreased 5% (2% in constant currencies) for the year. Costs in 2008 related to the Beijing Summer Olympics and the Company's biennial Worldwide Owner/Operator Convention impacted the year comparison.

- For the full year, selling, general & administrative expenses as a percent of revenues decreased to 9.8% for 2009 compared with 10.0% for 2008 and as a percent of Systemwide sales decreased to 3.1% for 2009 compared with 3.3% for 2008.

Impairment and Other Charges (Credits), Net

- For the fourth quarter and full year 2009, the Company recorded income of $65.2 million related primarily to the resolution of certain liabilities retained in connection with the 2007 Latin America developmental license transaction.

Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended December 31,		Years Ended December 31,	
	2009	2008	2009	2008
Gains on sales of restaurant businesses	$(34.7)	$(52.7)	$(113.3)	$(126.5)
Equity in earnings of unconsolidated affiliates	(49.6)	(18.9)	(167.8)	(110.7)
Asset dispositions and other expense	17.6	17.9	58.8	72.0
Total	$(66.7)	$(53.7)	$(222.3)	$(165.2)

- Equity in earnings of unconsolidated affiliates for the quarter and year reflected increased income from Japan and benefited from the stronger Japanese yen.

Operating Income

OPERATING INCOME
Dollars in millions

Quarters ended December 31,	2009	2008	% Inc	% Inc Excluding Currency Translation
U.S.	$ 805.7	$ 765.4	5	5
Europe	708.4	589.9	20	10
APMEA	266.1	175.9	51	28
Other Countries & Corporate	46.1	(29.0)	n/m	n/m
Total	$1,826.3	$1,502.2	22	14

Years ended December 31,	2009	2008	% Inc / (Dec)	% Inc Excluding Currency Translation
U.S.	$3,231.7	$3,059.7	6	6
Europe	2,588.1	2,608.0	(1)	8
APMEA	989.5	818.8	21	23
Other Countries & Corporate	31.7	(43.6)	n/m	n/m
Total	$6,841.0	$6,442.9	6	10

n/m Not meaningful

Results for the quarter and year ended December 31, 2009 included $65.2 million of income in Other Countries & Corporate primarily related to the resolution of certain liabilities retained in connection with the 2007 Latin America developmental license transaction. This benefit positively impacted the growth in total operating income by 5 percentage points for the quarter (4 percentage points in constant currencies) and 1 percentage point for the year.

- *U.S.:* Operating results increased for the quarter and year primarily due to higher franchised margin dollars.

- *Europe:* Constant currency operating results for the quarter and year reflected strong operating performance in France, the U.K. and Russia.

- *APMEA:* Constant currency operating results for the quarter and year were driven primarily by strong results in Australia and expansion in China.

Combined Operating Margin: Combined operating margin is defined as operating income as a percent of total revenues. Combined operating margin for the full year 2009 and 2008 was 30.1% and 27.4%, respectively. In constant currencies, the 2009 combined operating margin increased 210 basis points.

Interest Expense

- Interest expense for the quarter was relatively flat primarily due to lower average interest rates offset by higher average debt levels and stronger foreign currencies. Interest expense for the year decreased primarily due to lower average interest rates and weaker foreign currencies, partly offset by higher average debt levels.

Nonoperating (Income) Expense, Net

NONOPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended December 31,		Years Ended December 31,	
	2009	2008	2009	2008
Interest income	$ (4.4)	$(16.0)	$(19.1)	$(84.7)
Translation and hedging activity	0.1	(5.5)	(31.8)	(5.0)
Other expense	14.4	10.4	26.6	12.1
Total	$10.1	$(11.1)	$(24.3)	$(77.6)

- Interest income declined for the quarter and year primarily due to lower interest rates. Interest income in the full year 2008 included interest on the partial recovery of prior years' sales taxes in the U.K.

- Translation and hedging activity for the full year 2009 included gains on the hedging of certain foreign-denominated cash flows.

- Other expense for the full year and the quarter 2008 reflected higher income from the Company's minority interest in Redbox, which was sold in February 2009.

Gain on Sale of Investment

In 2009, the Company sold its minority ownership interest in Redbox to Coinstar, Inc., the majority owner, for total consideration of $139.8 million. In connection with the sale, in February, the Company received initial consideration valued at $51.6 million consisting of 1.5 million shares of Coinstar common stock at an agreed to value of $41.6 million and $10 million in cash with the balance of the purchase price deferred. In April, the Company sold all of its holdings in the Coinstar common stock for $46.8 million. In second quarter, the Company received $78.4 million in cash from Coinstar as deferred consideration, and in third quarter, the Company received $9.8 million in cash from Coinstar as final consideration. As a result of the transaction, the Company recognized a nonoperating pretax gain of $94.9 million for the year.

In second quarter 2008, the Company sold its minority ownership interest in U.K.-based Pret A Manger. As a result of the sale, the Company received cash proceeds of $229.4 million and recognized a nonoperating pretax gain of $160.1 million.

Income Taxes

- The effective income tax rate was 29.8% for the full year 2009 compared with 30.0% for the full year 2008 and 28.5% for fourth quarter 2009 compared with 29.5% for fourth quarter 2008. The effective income tax rate for the year and the quarter benefited by about 0.7 and 2.4 percentage points, respectively, primarily due to the resolution of certain liabilities retained in connection with the 2007 Latin America developmental license transaction.

Outlook

While the Company does not provide specific guidance on earnings per share, the following information is provided to assist in forecasting the Company's future results.

- Changes in Systemwide sales are driven by comparable sales and net restaurant unit expansion. The Company expects net restaurant additions to add nearly 2 percentage points to 2010 Systemwide sales growth (in constant currencies), most of which will be due to the 609 net traditional restaurants added in 2009.

- The Company does not generally provide specific guidance on changes in comparable sales. However, as a perspective, assuming no change in cost structure, a 1 percentage point increase in comparable sales for either the U.S. or Europe would increase annual net income per share by about 3 cents.

- With about 75% of McDonald's grocery bill comprised of 10 different commodities, a basket of goods approach is the most comprehensive way to look at the Company's commodity costs. For the full year 2010, the total basket of goods cost is expected to be relatively flat in the U.S. and Europe. Some volatility may be experienced between quarters in the normal course of business, with more favorable comparisons in the first half of the year.

- The Company expects full-year 2010 selling, general & administrative expenses to be relatively flat, in constant currencies, although fluctuations will be experienced between quarters due to certain items in 2010 such as the Vancouver Winter Olympics and the biennial Worldwide Owner/Operator Convention in April.

- Based on current interest and foreign currency exchange rates, the Company expects interest expense in 2010 to increase slightly compared with 2009.

- A significant part of the Company's operating income is generated outside the U.S., and about 45% of its total debt is denominated in foreign currencies. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro, British Pound, Australian Dollar and Canadian Dollar. Collectively, these currencies represent approximately 70% of the Company's operating income outside the U.S. If all four of these currencies moved by 10% in the same direction compared with 2009, the Company's annual net income per share would change by about 17 to 19 cents. If foreign currency rates approximate current levels, the Company expects foreign currency translation to positively impact full year 2010 net income per share by about $0.06 to $0.08 per share, with most of the benefit occurring in the first half of the year.

- The Company expects the effective income tax rate for the full-year 2010 to be approximately 29% to 31%. Some volatility may be experienced between the quarters resulting in a quarterly tax rate that is outside the annual range.

- The Company expects capital expenditures for 2010 to be approximately $2.4 billion. About half of this amount will be reinvested in existing restaurants, including the reimaging of over 2,000 locations worldwide. The rest will primarily be used to open about 1,000 restaurants (975 traditional and 25 satellites). These restaurant numbers include new unit openings (about 350 restaurants) in affiliated and developmental licensed markets, such as Japan and Latin America, where the Company does not fund any capital expenditures.

Restaurant Information

SYSTEMWIDE RESTAURANTS

At December 31,	2009	2008	Inc / (Dec)
U.S.*	13,980	13,918	62
Europe			
Germany*	1,361	1,333	28
United Kingdom	1,193	1,190	3
France	1,160	1,133	27
Spain	406	393	13
Italy	391	379	12
Other	2,274	2,200	74
Total Europe	6,785	6,628	157
APMEA			
Japan*	3,714	3,755	(41)
China	1,137	1,012	125
Australia	808	782	26
Taiwan	346	349	(3)
Other	2,483	2,357	126
Total APMEA	8,488	8,255	233
Other Countries & Corporate			
Canada*	1,425	1,414	11
Brazil	576	562	14
Mexico	382	379	3
Other	842	811	31
Total Other Countries & Corporate	3,225	3,166	59
Systemwide restaurants	32,478	31,967	511
Countries	117	118	(1)

*	Reflected the following satellites: At December 31, 2009 – U.S. 1,155, Germany 174, Japan 1,228, Canada 456; At December 31, 2008 – U.S. 1,169, Germany 162, Japan 1,348, Canada 441.

SYSTEMWIDE RESTAURANTS BY TYPE

At December 31,	2009	2008	Inc / (Dec)
U.S.			
Conventional franchised	12,402	12,136	266
Company-operated	1,578	1,782	(204)
Total U.S.	13,980	13,918	62
Europe			
Conventional franchised	4,639	4,395	244
Developmental licensed	145	119	26
Affiliated	—	90	(90)
Total Franchised	4,784	4,604	180
Company-operated	2,001	2,024	(23)
Total Europe	6,785	6,628	157
APMEA			
Conventional franchised	815	782	33
Developmental licensed	1,260	1,098	162
Affiliated	4,036	4,047	(11)
Total Franchised	6,111	5,927	184
Company-operated	2,377	2,328	49
Total APMEA	8,488	8,255	233
Other Countries & Corporate			
Conventional franchised	1,164	1,089	75
Developmental licensed	1,755	1,709	46
Total Franchised	2,919	2,798	121
Company-operated	306	368	(62)
Total Other Countries & Corporate	3,225	3,166	59
Systemwide			
Conventional franchised	19,020	18,402	618
Developmental licensed	3,160	2,926	234
Affiliated	4,036	4,137	(101)
Total Franchised	26,216	25,465	751
Company-operated	6,262	6,502	(240)
Total Systemwide	32,478	31,967	511

Risk Factors and Cautionary Statement Regarding Forward-Looking Statements

This report includes forward-looking statements about our plans and future performance, including those under Outlook. These statements use such words as "may," "will," "expect," "believe" and "plan." They reflect our expectations and speak only as of the date of this report. We do not undertake to update them. Our expectations (or the underlying assumptions) may change or not be realized, and you should not rely unduly on forward-looking statements.

Our business and execution of our strategic plan, the Plan to Win, are subject to risks. The most important of these is our ability to remain relevant to our customers and a brand they trust. Meeting customer expectations is complicated by the risks inherent in our operating environment. The informal eating out (IEO) segment of the restaurant industry, although largely mature in our major markets, is highly fragmented and competitive. The current economic environment has caused the IEO segment to contract in many markets, including some of our major markets, and this may continue. The current economic environment has increased consumer focus on value, heightening pricing pressures across the industry, which could affect our ability to continue to grow sales despite the strength of our Brand and value proposition. We have the added challenge of the cultural, economic and regulatory differences that exist among the more than 100 countries where we operate. Regulatory and similar initiatives around the world have also become more wide-ranging and prescriptive and affect how we operate and our results. In particular, increasing focus on nutritional content and on the production, processing and preparation of food "from field to front counter" presents challenges for our Brand.

The risks we face can have an impact both in the near- and long-term and are reflected in the following considerations and factors that we believe are most likely to affect our performance.

Our ability to remain a relevant and trusted brand and to increase sales depends largely on how well we execute the Plan to Win, particularly as the global economy emerges from recession.

The Plan to Win addresses the key drivers of our business and results—people, products, place, price and promotion. The quality of our execution depends mainly on the following:

- Our ability to anticipate and respond effectively to trends or other factors that affect the IEO segment and our competitive position in the diverse markets we serve, such as spending patterns, demographic changes, trends in food preparation, consumer preferences and publicity about our products, all of which can drive popular perceptions of our business or affect the willingness of other companies to enter into site, supply or other arrangements or alliances with us;

- The success of our initiatives to support menu choice, physical activity and nutritional awareness and to address these and other matters of social responsibility in a way that communicates our values effectively and inspires trust and confidence;

- Our ability to respond effectively to adverse perceptions about the quick-service segment of the IEO segment, our products and promotions (including the premiums we offer, such as our Happy Meal toys) or the reliability of our supply chain and the safety of the ingredients we use, and our ability to manage the potential impact on McDonald's of food-borne illnesses or product safety issues;

- The success of our plans to improve existing products and to roll out new products and product line extensions, as well as the impact of our competitors' actions, including in response to our product improvements and introductions, and our ability to continue robust product development and manage the complexity of our restaurant operations;

- Our ability to achieve an overall product mix that differentiates the McDonald's experience and balances consumer value with margin expansion, particularly in markets where pricing or cost pressures are significant or have been exacerbated by challenging economic conditions;

- The impact of our pricing, marketing and promotional plans on sales and margins and our ability to adjust our plans to respond quickly to changing economic conditions;

- The impact of events such as boycotts or protests, labor strikes and supply chain interruptions (including due to lack of supply or price increases) that can adversely affect us directly or adversely affect the vendors, franchisees and others that are also part of the McDonald's System and whose performance has a material impact on our results;

- Our ability to recruit and retain qualified local personnel to manage our operations and growth in certain developing markets;

- Our ability to drive restaurant improvements and to motivate our restaurant personnel to achieve sustained high service levels so as to improve consumer perceptions of our ability to meet expectations for quality food served in clean and friendly environments;

- Whether our restaurant remodeling and rebuilding efforts, which remain a priority notwithstanding the current period of slow economic growth and challenging credit markets, is targeted at the elements of the restaurant experience that will best accomplish our goals to enhance the relevance of our Brand and achieve an efficient allocation of our capital resources;

- Our ability to maintain alignment with franchisees on operating, promotional and capital-intensive initiatives;

- The risks to our Brand if a franchisee defaults in its obligations (particularly requirements to pay royalties, make capital investments and open new restaurants), experiences food safety or other operational problems or projects a brand image inconsistent with our values, all of which are more significant risks if a franchisee controls a large number of restaurants as is the case in Latin America; and

- Our ability to leverage promotional or operating successes in individual markets into other markets in a timely and cost-effective way.

Our results and financial condition are affected by global and local market conditions, which can adversely affect our sales, margins and net income.

Our results of operations are substantially affected not only by global economic conditions, but also by local operating and economic conditions, which can vary substantially by market. Unfavorable conditions can depress sales in a given market or daypart (e.g., breakfast). To mitigate the impact of these conditions, we may take promotional or other actions that adversely affect our margins, limit our operating flexibility or result in charges, restaurant closings or sales of Company-operated restaurants. Some macroeconomic conditions could have an even more wide-ranging and prolonged impact. The current environment has been characterized by slowing economies, rising unemployment, declining wages, constrained credit and volatile financial markets. These conditions have significantly affected consumer spending and habits. Moreover, the timing and strength of a recovery is uncertain in many of our most important markets, and growth in consumer spending generally lags improvement in the broader economy. The key factors that affect our ability to manage the impact of these conditions are the following:

- Whether our strategies will permit us to compete effectively and make continued market share gains, while at the same time achieving sales and operating income within our targeted long-term average annual range of growth;

- The effectiveness of our supply chain management, including hedging strategies, to preserve and, where possible, expand our margins;

- Our ability to manage the impact of fluctuations in foreign exchange rates, changes in interest rates and governmental actions to manage national economic conditions such as credit availability, consumer spending, unemployment levels and inflation rates;

- The impact on our margins of labor costs given our labor-intensive business model, the long-term trend toward higher wages in both mature and developing markets and the potential impact of union organizing efforts on day-to-day operations of our restaurants;

- Whether we are able to identify and develop restaurant sites consistent with our plans for net growth of Systemwide restaurants from year to year, and whether new sites are as profitable as expected;

- The challenges and uncertainties associated with operating in developing markets, such as China, Russia and India, which may entail a relatively higher risk of political instability, economic volatility, crime, corruption and social and ethnic unrest, all of which are exacerbated in many cases by a lack of an independent and experienced judiciary and uncertainties in how local law is applied and enforced, including in areas most relevant to commercial transactions and foreign investment; and

- The nature and timing of decisions about underperforming markets or assets, including decisions that result in impairment charges that reduce our earnings.

Increasing regulatory complexity will continue to affect our operations and results in material ways.

Our legal and regulatory environment worldwide exposes us to complex compliance, litigation and similar risks that affect our operations and results in material ways. In many of our markets, including the United States and Europe, we are subject to increasing regulation, which has increased our cost of doing business. In developing markets, we face the risks associated with new and untested laws and judicial systems. Among the more important regulatory and litigation risks we face and must manage are the following:

- The cost, compliance and other risks associated with the often conflicting regulations we face, especially in the United States where inconsistent standards imposed by local, state and federal authorities can adversely affect popular perceptions of our business and increase our exposure to litigation or governmental investigations or proceedings, and the impact of new, potential or changing regulation that affects or restricts elements of our business, particularly those relating to advertising to children, nutritional content and product labeling and safety;

- The impact of nutritional, health and other scientific inquiries and conclusions, which constantly evolve and often have contradictory implications, but nonetheless drive popular opinion, litigation and regulation, including taxation, in ways that could be material to our business;

- The risks and costs of McDonald's nutritional labeling and other disclosure practices, particularly given differences among applicable legal requirements and practices within the restaurant industry with respect to testing and disclosure, ordinary variations in food preparation among our own restaurants, and the need to rely on the accuracy and completeness of information obtained from third party suppliers;

- The risks and costs to us, our franchisees and our supply chain of increased focus by U.S. and overseas governmental authorities on environmental matters, such as climate change, the reduction of greenhouse gases and water consumption, including as a result of initiatives that effectively impose a tax on carbon emissions, such as the proposed "cap and trade" legislation pending in the U.S. Congress;

- The impact of litigation trends, particularly in our major markets, including class actions, labor and employment claims and landlord/tenant disputes; the relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings; and the cost and other effects of settlements or judgments, which may require us to make disclosures or take other actions that may affect perceptions of our Brand and products;

- Adverse results of pending or future litigation, including litigation challenging the composition of our products, or the appropriateness or accuracy of our advertising or other communications;

- The increasing costs and other effects of compliance with U.S. and overseas regulations affecting our workforce and labor practices, including regulations relating to wage and hour practices, immigration, mandatory healthcare benefits and unlawful workplace discrimination;

- The impact of the current economic conditions on unemployment levels and consumer confidence and the effect of initiatives to stimulate economic recovery and to further regulate financial markets (including through changes in taxation) on the cost and availability of funding for the Company and its franchisees, inflation and foreign exchange rates;

- Disruptions in our operations or price volatility in a market that can result from governmental actions, such as price or import-export controls, increased tariffs or government-mandated closure of our or our vendors' operations, and the cost and disruption of responding to governmental investigations or proceedings, whether or not they have merit;

- The risks associated with information security and the use of cashless payments, such as increased investment in technology, the costs of compliance with privacy, consumer protection and other laws, the impact on our margins as the use of cashless payments increases, the potential costs associated with alleged security breaches and the loss of consumer confidence that may result; and

- The impact of changes in financial reporting requirements, accounting principles or practices, related legal or regulatory interpretations or our critical accounting estimates, changes in tax accounting or tax laws (or interpretations thereof), and the impact of settlements of adjustments proposed by the IRS or other taxing authorities in connection with our tax audits, all of which will depend on their timing, nature and scope.

The trading volatility and price of our common stock may be affected by many factors.

Many factors affect the volatility and price of our common stock in addition to our operating results and prospects. The most important of these, some of which are outside our control, are the following:

- The current uncertain global economic conditions and market volatility;

- Governmental action or inaction in light of key indicators of economic activity or events that can significantly influence financial markets, particularly in the United States which is the principal trading market for our common stock, and media reports and commentary about economic or other matters, even when the matter in question does not directly relate to our business;

- Trading activity in our common stock or trading activity in derivative instruments with respect to our common stock or debt securities, which can reflect market commentary (including commentary that may be unreliable or incomplete in some cases) or expectations about our business, our creditworthiness or investor confidence generally; actions by shareholders and others seeking to influence our business strategies; portfolio transactions in our stock by significant shareholders; or trading activity that results from the ordinary course rebalancing of stock indices in which McDonald's may be included, such as the S&P 500 Index and the Dow Jones Industrial Average;

- The impact of our stock repurchase program, dividend rate or changes in our debt levels on our credit ratings, interest expense, ability to obtain funding on favorable terms or our operating or financial flexibility, especially if lenders impose new operating or financial covenants; and

- The impact on our results of other corporate actions, such as those we may take from time to time as part of our continuous review of our corporate structure in light of business, legal and tax considerations.

Our results and financial condition are affected by our ownership mix.

Our refranchising strategy involves a shift to a greater percentage of franchised restaurants. The decision to own restaurants or to operate under franchise or license agreements is driven by many factors whose interrelationship is complex and changing. When we refranchise a restaurant, it reduces consolidated revenues as Company-operated sales shift to franchised sales, where we receive rent and/or royalties. It also reduces Company-operated margin dollars while increasing franchised margin dollars, with the impact on margin percentages varying based on sales and operating costs of the refranchised restaurants. Our refranchising strategy can also expose us to risks, including the following:

- Whether the franchisees we select will have the experience and financial resources in the relevant markets to be effective operators of McDonald's restaurants;

- Potential ongoing payment obligations as a result of our retention of any contingent liabilities in connection with refranchising transactions, such as the indemnification obligations we may incur as a result of the Latam transaction; and

- The risk that our contractual and other rights and remedies to protect against defaults by our counterparties will be limited by local law, costly to exercise or otherwise subject to limitations or litigation that may impair our ability to prevent or mitigate any adverse impact on our Brand or on the financial performance we expect under our franchising and developmental license agreements.

Our results can be adversely affected by disruptions or events, such as the impact of severe weather conditions and natural disasters.

Severe weather conditions, terrorist activities, health epidemics or pandemics or the prospect of these events can have an adverse impact on consumer spending and confidence levels or on other factors that affect our results and prospects, such as commodity costs. Our receipt of proceeds under any insurance we maintain with respect to certain of these risks may be delayed or the proceeds may be insufficient to offset our losses fully.

15